601 Lexington Avenue

New York, New York 10022

Jeffrey D. Symons
To Call Writer Directly: (212) 446-4825	(212) 446-4800	Facsimile: (212) 446-4900
jeffrey.symons@kirkland.com	www.kirkland.com

December 13, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
Sean Donahue

Re:	Gammon Gold Inc. Registration Statement on Form F-4 Filed November 4, 2010 File No. 333-170370

Dear Messrs. Schwall and Donahue:

This letter is being furnished on behalf of Gammon Gold Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2010 to the Company with respect to the Company’s Registration Statement on Form F-4 (File No. 333-170370) (the “Registration Statement”) that was filed with the Commission on November 4, 2010. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Capital Gold Corporation (“CGC”) regarding the Staff’s comments to the Registration Statement.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of

U.S. Securities and Exchange Commission

Division of Corporation Finance

Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

Form F-4

General

1.	Provide complete responses and, to the extent comments on one section apply to similar disclosure elsewhere in the filing, please address or make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

Response: We respectfully advise the Staff that the Company has revised its disclosure throughout Amendment No. 1 in response to the Staff’s comments.

2.	Please provide updated disclosure with each amendment. For example, provide current financial statements. In addition, please ensure that you update your disclosure to identify any closing conditions which have been satisfied or waived.

Response: We respectfully advise the Staff that the Company has updated its disclosure, including current financial statements, throughout Amendment No. 1 in response to the Staff’s comments.

3.	Please file all exhibits, including opinions of counsel, as soon as practicable. You will need to allow yourself enough time to fully address any resulting staff comments that we may raise after the exhibits have been filed.

Response: We respectfully advise the Staff that the Company has filed all exhibits, including the Exhibit 5.1 legal opinion and form of proxy card to be used by stockholders of CGC, with Amendment No. 1.

4.	Provide all the disclosure Item 1015 of Regulation M-A would require for any reports or opinions each named advisor provided. In that regard, if referred to in the proxy statement/prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that CGC, its board, and any committee thereof received from any third party.

Response: We respectfully advise the Staff that the Company has revised its disclosure on pages 65-68 in response to the Staff’s comments.

5.

Provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form

U.S. Securities and Exchange Commission

Division of Corporation Finance

F-4 and Item 1015 of Regulation M-A. As appropriate, rather than summarizing each report, you may indicate that there were no material differences between the oral and written versions of a fairness opinion, for example.

Response: We note that the opinion of Stifel, Nicolaus & Company Incorporated (“Stifel Nicolaus”), CGC’s financial advisor, was included as Annex C to the Registration Statement, and discussed on pages 70-78 of Amendment No. 1. In response to the Staff’s comment, legal counsel for Stifel Nicolaus will provide under separate cover and on a confidential and supplemental basis the board books and other materials Stifel Nicolaus provided to CGC in connection with Stifel Nicolaus’ analysis of the proposed transaction.

In addition, in response to the Staff’s comment, legal counsel for Cormark Securities Inc. (“Cormark”) will provide under separate cover and on a confidential and supplemental basis the board books and other materials Cormark provided to CGC in connection with Cormark’s analysis of the proposed transaction.

Litigation Related to the Merger, page 16

6.	Please provide us with copies of each of the “putative shareholder class action” complaints that were filed challenging the transaction.

Response: We respectfully advise the Staff that the Company and CGC are supplementally providing a copy of each of the complaints that have been filed in connection with the proposed merger. In light of the Delaware Court of Chancery’s recent consolidation order with respect to the class actions in Delaware, the parties are providing a copy of the amended and consolidated class action complaint rather than a copy of each of the complaints prior to the consolidation order.

Notes to the Unaudited Condensed Consolidated Financial Information, page 34

Note 4. Estimate of Consideration to be Transferred, page 36

7.	We note your disclosure that for purposes of determining the consideration transferred within your unaudited pro forma condensed consolidated financial statements, the Gammon Gold common share price of $7.26 on September 24, 2010 was used in the calculation. Please confirm you will update your determination of the consideration transferred upon each subsequent amendment using the most recent stock price at the time of each filing. In addition, please include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your most recent stock price.

Response: We respectfully advise the Staff that the Company will update its determination of the consideration transferred using the most recent stock price at the time of

U.S. Securities and Exchange Commission

Division of Corporation Finance

each filing. In addition, the Company has revised the disclosure in Amendment No. 1 to include a sensitivity analysis for the range of possible outcomes.

Opinion of Stifel, Nicolaus & Company, Incorporated, page 66

8.	You suggest that the reader should read the attached opinion by the fairness advisor, and you state that the opinion discusses “procedures followed, assumptions made, other matters considered and limits of the review undertaken” in connection with the opinion.

a.	The proxy statement/prospectus should discuss these matters. You therefore should not suggest that the required information appears elsewhere. See Item 1015(b)(6) of Regulation M-A.

b.	It appears inaccurate to suggest that reading the actual opinion will provide the reader with any additional substantive information, given its brevity and the apparent absence of additional material information. Please eliminate any suggestions to the contrary, or explain to us why you disagree.

Response: We respectfully advise the Staff that the Company has revised the disclosure on page 70 in response to the Staff’s comment.

9.	We note your statement that “Stifel Nicolaus relied on this projected information without independent verification or analyses....” Summarize in the proxy statement/prospectus all material non-public information, including projections, cost savings and potential synergies, exchanged among and relied upon by the parties. Also, provide us with copies of the materials exchanged.

Response: We respectfully advise the Staff that the material financial projections, and the underlying assumptions, that were prepared by CGC and provided to the Company and CGC’s financial advisors have been included in a new section of Amendment No. 1 entitled “CGC Unaudited Prospective Financial Information” beginning on page 79 of Amendment No. 1. In addition, we respectfully advise the Staff that the material financial projections, and the underlying assumptions, that were prepared by the Company and provided to CGC and CGC’s financial advisors have been included in a new section of Amendment No. 1 entitled “Gammon Gold Unaudited Prospective Financial Information” beginning on page 81 of Amendment No. 1.

The presentation materials prepared by the Company for the CGC board of directors and its financial advisors and summarized in a new section of Amendment No. 1 entitled “Gammon Gold Unaudited Prospective Financial Information” are being provided to the Staff by the Company on a supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, the Company has requested that these materials be returned promptly following

U.S. Securities and Exchange Commission

Division of Corporation Finance

completion of the Staff’s review thereof. By separate letter, the Company also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation materials prepared by CGC for the CGC board of directors and its financial advisors and summarized in a new section of Amendment No. 1 entitled “CGC Unaudited Prospective Financial Information” are being provided to the Staff under separate cover by counsel for CGC on a supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, counsel for CGC has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for CGC also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

In response to the Staff’s comment for copies of any other non-public information exchanged among and relied upon by the parties, we note that, as is customarily a part of the due diligence process in a transaction such as the proposed transaction, the Company and CGC allowed each other, and each other’s respective representatives, access to data rooms containing non-public information and exchanged other non-public information that concerned the Company and CGC, respectively, and their respective operations. The Company and CGC have not supplementally provided the Staff with this additional non-public information because of the large volume of such materials.

We also note that in response to the Staff’s comment 5, legal counsel for Stifel Nicolaus will provide under separate cover and on a confidential and supplemental basis the board books and other materials Stifel Nicolaus provided to CGC in connection with Stifel Nicolaus’ analysis of the proposed transaction. In addition, in response to the Staff’s comment 5, legal counsel for Cormark will provide under separate cover and on a confidential and supplemental basis the board books and other materials Cormark provided to CGC in connection with Cormark’s analysis of the proposed transaction.

10.	Because stockholders are entitled to rely on the Stifel opinion, please revise to eliminate the suggestion that it is “solely for the information and use of, the CGC Board,” etc. We note the parallel text at page C-3. Also please provide us with a copy of the engagement letter with Stifel.

Response: We respectfully advise the Staff that the Company has revised the disclosure in response to the Staff’s comment. In addition, CGC is providing a copy of the engagement letter on a supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, CGC has requested that the engagement letter be returned promptly following completion of the Staff’s review thereof.

Amendment and Waiver of the Merger Agreement, page 113

11.	We note the following disclosure:

“Any party to the merger agreement may……waive compliance with any of the agreements or conditions set forth in the merger agreement. However, after the approval of the

U.S. Securities and Exchange Commission

Division of Corporation Finance

merger by the stockholders of CGC, there may not be, without further approval of those stockholders, any extension or waiver of the merger agreement that changes the amount or form of the consideration to be paid to the CGC stockholders under the merger agreement.”

Please state explicitly, which, if any, waivers of conditions, other than the amount or form of consideration, would be significant enough to require a resolicitation of proxies or additional approval from CGC stockholders. If there are other conditions that would require a resolicitation or additional approval, disclose the minimum number of business days in advance of the meeting you would notify those voting on the waiver, explain how they would be notified, and disclose the date after which conditions cannot be waived, if any.

Response: We respectfully advise the Staff that the Company has revised the disclosure on page 122 in response to the Staff’s comment.

*            *             *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4825 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely,

/s/ Jeffrey D. Symons
Jeffrey D. Symons KIRKLAND & ELLIS LLP

cc:	Scott Perry Gammon Gold Inc.

Christopher Chipman
Capital Gold Corporation

Barry I. Grossman
Ellenoff Grossman & Schole LLP

Justin P. Klein
Ballard Spahr LLP